UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-43486

NEW ICELAND ARCTIC ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

1300 Jackson Street, Suite 100

Golden, Colorado 80401

+1 (303) 578-9985

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A ordinary share, $0.0001 par value, one-half of one redeemable warrant and one right to receive one-fifth (1/5) of one Class A ordinary share
Class A ordinary shares, $0.0001 par value
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share
Rights, each right entitling the holder to receive one-fifth (1/5) of one Class A ordinary share

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☒

Rule 12g-4(a)(2) ☐

Rule 12h-3(b)(1)(i) ☒

Rule 12h-3(b)(1)(ii) ☐

Rule 15d-6 ☐

Rule 15d-22(b) ☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, New Iceland Arctic Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 5, 2026	By:	/s/ J. Heath Cardie
J. Heath Cardie
Chief Financial Officer